Exhibit 99.8

YERBAÉ BRANDS CORP.

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(In United States dollars, except share data)

	September 30,	December 31,
	2024	2023
CURRENT ASSETS
Cash	$269,148	$977,373
Accounts receivable	710,417	1,020,056
Inventory	725,243	962,288
Prepaid expenses	501,884	721,432
Other current assets	150,000	150,000
Total current assets	$2,356,692	$3,831,149

NONCURRENT ASSETS
Property, plant and equipment, net	30,129	60,453
Right of use asset	143,086	210,208
Total noncurrent assets	$173,215	$270,661

Total assets	$2,529,907	$4,101,810

CURRENT LIABILITIES
Accounts payable	$1,777,981	$1,689,407
Accrued expenses	1,160,276	840,426
Notes payable, current portion	4,082,962	340,178
Note payable, related party	328,167	-
Lease liability, current portion	127,975	117,660
Total current liabilities	$7,477,361	$2,987,671

NONCURRENT LIABILITIES
Notes payable, non-current portion	15,484	2,234,038
Lease liability, non-current portion	57,699	155,107
Total noncurrent liabilities	$73,183	$2,389,145

Total liabilities	$7,550,544	$5,376,816

SHAREHOLDERS’ DEFICIENCY
Preferred shares - 100,000,000 authorized, zero issued and outstanding as of both September 30, 2024 and December 31, 2023	$-	$-
Common shares - without par value, 62,870,943 and 58,822,126 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively.	-	-
Additional paid-in capital	36,499,551	33,212,631
Accumulated deficit	(41,520,188)	(34,487,637)
Total deficiency	$(5,020,637)	$(1,275,006)

Total Liabilities & shareholders’ deficiency	$2,529,907	$4,101,810

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

YERBAÉ BRANDS CORP.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(In United States dollars, except share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Revenues	$1,631,615	$2,986,734	$4,628,830	$9,991,758
Cost of sales	599,845	1,417,603	2,122,316	4,968,058
Gross profit	$1,031,770	$1,569,131	$2,506,514	$5,023,700

General and administrative	$1,792,423	$3,589,314	$7,469,589	$15,735,214
Sales, advertising and marketing	311,915	1,886,414	1,136,839	5,542,848
Total expenses	$2,104,338	$5,475,728	$8,606,428	$21,278,062

Net loss before other income (expense)	(1,072,568)	(3,906,597)	(6,099,914)	(16,254,362)

Interest expense	(406,926)	(234,756)	(932,637)	(418,748)

Net loss before income taxes	(1,479,494)	(4,141,353)	(7,032,551)	(16,673,110)
Income tax expense	-	-	-	-
Net loss and comprehensive loss	$(1,479,494)	$(4,141,353)	$(7,032,551)	$(16,673,110)

Basic and diluted loss per share	$(0.02)	$(0.07)	$(0.11)	$(0.31)

Basic and diluted weighted average shares outstanding	61,767,132	56,506,032	61,982,564	54,645,615

The accompanying notes are an integral part of these consolidated interim financial statements.

2

YERBAÉ BRANDS CORP.

UNAUDITED CONDENSED INTERIM STATEMENT OF SHAREHOLDERS’ DEFICIENCY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

(In United States dollars, except share data)

	Common Stock		Additional	Accumulated
	Shares	Amount	Paid-In Capital	Deficit	Total
Balance, December 31, 2022	30,217,566	$3,022	$9,027,460	$(13,663,598)	$(4,633,116)
Recapitalization	8,239,215	(3,022)	643,731	-	640,709
Convertible debt conversion into common shares	5,599,102	-	4,528,094	-	4,528,094
Shares issued as compensation in connection with financings	5,554,447	-	(481,574)	-	(481,574)
Warrant issuance	-	-	1,643,777	-	1,643,777
Performance shares issued in connection with Merger	5,000,000	-	6,086,596	-	6,086,596
Stock compensation expense	-	-	104,455	-	104,455
Net loss	-	-	-	(8,882,782)	(8,882,782)
Balance, March 31, 2023	54,610,330	$-	$21,552,539	$(22,546,380)	$(993,841)
Warrant issuance	-	-	1,250,603	-	1,250,603
Stock compensation expense	-	-	856,829	-	856,829
Net loss	-	-	-	(3,648,975)	(3,648,975)
Balance, June 30, 2023	54,610,330	$-	$23,659,971	$(26,195,355)	$(2,535,384)
Stock compensation expense	-	-	733,686	-	733,686
Convertible debt conversion into common shares	222,123	-	539,606	-	539,606
Shares issued for equity raise	2,476,321	-	3,615,023	-	3,615,023
Performance shares issued	-	-	413,841	-	413,841
Warrant issuance	1,094,968	-	1,225,613	-	1,225,613
Net loss	-	-	-	(4,141,353)	(4,141,353)
Balance, September 30, 2023	58,403,742	$-	$30,187,740	$(30,336,708)	$(148,968)

Balance, December 31, 2023	58,822,126	$-	$33,212,631	$(34,487,637)	$(1,275,006)
Exercise of warrants	1,451,098	-	1,551,979	-	1,551,979
Stock compensation expense	1,493,908	-	944,865	-	944,865
Net loss	-	-	-	(2,793,709)	(2,793,709)
Balance, March 31, 2024	61,767,132	$-	$35,709,475	$(37,281,346)	$(1,571,871)
Stock compensation expense	-	-	591,292	-	591,292
Shares issued-Special Warrants	1,103,811	-	-	-	-
Net loss	-	-	-	(2,759,348)	(2,759,348)
Balance, June 30, 2024	62,870,943	$-	$36,300,767	$(40,040,694)	$(3,739,927)
Stock compensation expense	-	-	198,784	-	198,784
Net loss	-	-	-	(1,479,494)	(1,479,494)
Balance, September 30, 2024	62,870,943	$-	$36,499,551	$(41,520,188)	$(5,020,637)

The accompanying notes are an integral part of these consolidated interim financial statements.

3

YERBAÉ BRANDS CORP.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(In United States dollars)

	For the Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(7,032,551)	$(16,673,110)
Adjustment to reconcile net loss to net cash used in operating activities:
Share-based compensation	1,734,941	1,694,970
Performance shares granted upon consummation of RTO	-	6,086,596
Depreciation and amortization	23,260	29,083
Gain on sale of equipment	-	(70,647)
Lease expense	(19,971)	37,899
Accretion expense	538,634	215,412
Change in operating assets and liabilities:
Accounts receivable	309,639	11,559
Inventory	237,045	(65,100)
Prepaid expenses	219,547	(261,142)
Accounts payable	70,972	(1,104,076)
Accrued interest	148,486	43,047
Accrued expenses	171,364	70,497
Net cash used in operating activities	(3,598,634)	(9,985,012)

Cash flows from investing activities:
Proceeds from the sale of equipment	-	96,168
Recapitalization	-	640,709
Net cash flows provided by investing activities:	-	736,877

Cash flows from financing activities:
Proceeds from debt instruments and notes payable	3,057,477	5,973,613
Payments on debt instruments and notes payable	(2,039,047)	(4,004,143)
Proceeds from note - related party	320,000	-
Warrants exercised	1,551,979	-
Fees on Convertible note	-	(204,050)
Proceeds from issuance of common stock and warrants	-	8,226,909
Net cash flows provided by (used in) financing activities:	2,890,409	9,992,329

Net change in cash	(708,225)	744,194
Cash, beginning of period	977,373	857,710
Cash, end of period	$269,148	$1,601,904

Supplemental disclosure of cash flow information
Cash paid for interest	$(160,290)	$(74,584)
Conversion of notes payable to common stock	$-	$4,528,094
Reverse takeover transaction	$-	$(569,115)

The accompanying notes are an integral part of these consolidated interim financial statements.

4

YERBAÉ BRANDS CORP.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

(Unaudited)

NOTE 1 - NATURE AND DESCRIPTION OF BUSINESS

Yerbaé Brands Corp. (“Yerbaé” and, together with its subsidiary, the “Company”. “we”, or “us”) is a corporation existing under the Business Corporations Act (British Columbia) (“BCBCA”). Yerbaé’s principal subsidiaries are Yerbaé Brands Co. (“Yerbaé USA”) and Yerbaé LLC of which Yerbaé owns 100% interests in. Yerbaé is a beverage manufacturer focusing on the development and distribution of plant-based energy drinks and seltzers.

On May 19, 2022, Yerbaé (formerly Kona Bay Technologies Inc. (“Kona Bay”)) entered into a definitive arrangement agreement and plan of merger, as amended on August 31, 2022 and February 8, 2023, with Yerbaé USA, Kona Bay Technologies (Delaware) Inc. (“Merger Sub”), a wholly-owned Delaware subsidiary of the Company, 1362283 B.C. Ltd. (“FinCo”), a wholly-owned British Columbia subsidiary of Kona Bay, Todd Gibson and Karrie Gibson, pursuant to which Kona Bay proposed to complete a business combination with Yerbaé USA via the acquisition of all of the issued and outstanding securities of Yerbaé USA from the securityholders (collectively, the “Original Yerbaé Securityholders”) of Yerbaé USA (the “Transaction”). The Transaction was subject to the approval of the TSX Venture Exchange (“TSXV”) and constituted a reverse takeover of Kona Bay by Yerbaé USA as defined in TSXV Policy 5.2 – Change of Business and Reverse Takeovers.

On February 8, 2023, Yerbaé completed the Transaction with Yerbaé USA by way of a reverse merger conducted pursuant to: (i) the provisions of the Delaware General Corporations Law (“DGCL”) in which Merger Sub merged with and into Yerbaé USA, and (ii) a plan of arrangement conducted pursuant to the provisions of the BCBCA, which resulted in the amalgamation of Kona Bay with FinCo. In connection with the closing of the Transaction, Yerbaé (formerly, Kona Bay Technologies Inc.) consolidated its issued and outstanding common shares (each, a “Common Share”) on the basis of 5.8 pre-consolidation Common Shares for every one post-consolidation Common Share and changed its name from “Kona Bay Technologies Inc.” to “Yerbaé Brands Corp.”

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include Yerbaé and its subsidiaries and include the accounts of all majority owned subsidiaries over which the Company exercises control and, when applicable, entities in which the Company has a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation. The Company had the following wholly-owned consolidated subsidiaries as of September 30, 2024:

Subsidiary	Date of Incorporation	Jurisdiction of Incorporation	Ownership Percentage	Direct or Indirect Ownership
Yerbaé Brands Co.	August 21, 2020	Delaware	100%	Direct
Yerbaé LLC(1)	May 18, 2016	Delaware	100%	Indirect

(1)	Yerbaé LLC is a wholly-owned subsidiary of Yerbaé Brands Co.

These unaudited condensed interim consolidated financial statements should be read in conjunction with the company’s latest consolidated annual financial statements for the period ended December 31, 2023 that was filed in our Form 10 filed with the SEC on July 19, 2024. In general, disclosure provided in these unaudited condensed interim consolidated financial statements do not repeat the disclosure provided in the Company’s most recent audited consolidated annual financial statements. However, these unaudited condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim period presented.

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Going Concern

Yerbaé’s evaluation of its ability to continue as a going concern requires it to evaluate its future sources and uses of cash sufficient to fund its currently expected operations in conducting business activities one year from the date its unaudited condensed interim consolidated financial statements are issued. Yerbaé evaluates the probability associated with each source and use of cash resources in making its going concern determination.

Due to our recurring losses, the ongoing challenging market conditions for beverage companies and our limited cash balance as of September 30, 2024, management believes that it is probable that the Company will be unable to meet its obligations as they come due within one year after the date that the unaudited condensed interim consolidated financial statements are issued. While the Company is attempting to plan additional financings, including equity and debt, which are intended to mitigate the conditions or events that raise substantial doubt about our ability to continue as a going concern, those financings may not occur. If the financings do not occur, management will try and implement alternative arrangements, and such arrangements could have a potentially significant negative impact on the current net asset value of the Company. These alternatives include: (1) raising additional capital by means other than those planned through equity and/or debt financing; and/or (2) entering into new commercial relationships to help fund future expenses.

As a result of the Company’s recurring losses from operations, and the need for additional financing to fund its operating and capital requirements within one year after the date that the financial statements are issued, there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt as to the Company’s ability to continue as a going concern.

Management Estimates

The preparation of the unaudited condensed interim consolidated financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the amounts reported in the unaudited condensed interim consolidated financial statements and accompanying notes. These estimates are based on historical experience and various other assumptions that management believes to be reasonable under the circumstances, including the potential future effects of macroeconomic trends and events, such as inflation and interest rate levels; supply chain disruptions; uncertainty from potential recessionary effects; climate-related matters; market, industry and regulatory factors, including permitting issues; global events, such as the ongoing military conflicts in Ukraine and the middle east; and public health matters. These estimates form the basis for making judgments about the Company’s operating results and the carrying values of assets and liabilities that are not readily apparent from other sources. While management believes that such estimates are reasonable when considered in conjunction with the Company’s unaudited condensed interim consolidated financial position and results of operations taken as a whole, actual results could differ from these estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Note

In accordance with Rule 10-01(a)(5) of Regulation S-X, the Company has not provided summary of significant accounting policy disclosure which would substantially duplicate the disclosure contained in our most recent annual report included in our Form 10 filed with the Securities and Exchange Commission (the “SEC”) on July 19, 2024.

Inventory

Inventory is valued at the lower of cost or net realizable value with cost determined on a first-in/first-out basis. The cost of inventory includes material and manufacturing costs. Inventoriable costs are expensed to cost of goods sold on the unaudited condensed interim consolidated statement of operations in the same period as finished products are sold. The amount of any write-down of inventory to net realizable value and all losses of inventory are recognized as an expense in the period when the write-down or loss. No write downs were recognized during the three and nine month interim reporting periods ended September 30, 2024 or September 30, 2023. Further, we establish a reserve related to shrinkage. The reserve is adjusted at the end of each reporting period as needed.

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Long-Lived Assets

Management regularly reviews property and equipment and other long-lived assets for possible impairment. This review occurs annually, or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. If there is an indication of impairment, management then prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. The fair value is estimated using the present value of the future cash flows discounted at a rate commensurate with management’s estimates of the business risks. Preparation of estimated expected future cash flows is inherently subjective and is based on management’s best estimate of assumptions concerning expected future conditions. No impairments were recognized during the three and nine month interim periods ended September 30, 2024 or September 30, 2023.

Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect the Company’s own assumptions. While the Company does not have any financial instruments that are measured to fair value on a recurring or non-recurring basis, it does have financial instruments, such as cash, notes payable, and the line of credit as of both September 30, 2024, and December 31, 2023.

The Company’s financial instruments as of September 30, 2024 included cash, accounts receivables, accounts payable, related party notes payable and notes payable. The stated amounts of cash, accounts receivables and accounts payable represent fair value due to the short-term nature of the instruments. Further, the stated amount of the related party notes payable and notes payable, which are classified as level 3 instruments, also represent fair value due the notes being issued at currently prevailing market rates.

Notes Payable

The Company recognizes its note payables in accordance with the guidance in ASC 470 Debt. When there is no stated interest rate on the note payable, or the note payable includes an original issue discount, the Company determines the interest rate utilizing the interest method outlined in ASC 835 Interest. In accordance with the ASC topic, original issue discounts are recognized as a debt discount and amortized to interest expense over the estimated life of the loan. Finally, note payables are classified as either current or non-current in accordance with the guidance in ASC 210 Balance Sheet and ASC 470 Debt.

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Recent Accounting Pronouncements

Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures-In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker (“CODM”). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. A public entity should apply the amendments in this ASU retrospectively to all prior periods presented in the financial statements. Yerbaé expects this ASU to only impact its disclosures with no impact to the Company’s results of operations, cash flows and financial condition.

Income Taxes (Topic 740): Improvements to Income Tax Disclosures-In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. ASU No. 2023-09 requires a public business entity (“PBE”) to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. For PBEs, the new standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. An entity may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ending December 31, 2025, and continuing to provide the pre-ASU disclosures for the prior periods or may apply the amendments retrospectively by providing the revised disclosures for all period presented. Yerbaé expects this ASU to only impact its disclosures with no impact to the Company’s results of operations, cash flows, and financial condition.

NOTE 3 - REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company is in the business of manufacturing plant-based beverages and derives its revenues from one primary source-product sales. Revenue from contracts with customers is recognized when control of the goods are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods.

The Company recognizes revenue in accordance with the five-step model outlined in ASC 606-Revenue from Contracts with Customers. Specifically, the Company recognizes revenue from the sale of Yerbaé product to our customers by applying the following steps:

1.	Identify the contract(s) with a customer
2.	Identify the performance obligations in the contract
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligations in the contract
5.	Recognize revenue when (or as) the entity satisfies a performance obligation

The Company’s contracts with customers contain a single performance obligation consisting of providing Yerbaé energy drinks. As it pertains to the single performance obligation, the Company does not recognize any contract assets or contract liabilities as it does not: (1) have a right to consideration in exchange for goods or services that the entity has transferred to a customer when the right is conditioned on something other than the passage or (2) receive payment prior to performing.

The Company typically satisfies its performance obligations at a point time upon the occurrence of delivery of the product to the customer. Further, payment is typically received within 60 days after product delivery and does not include a significant financing component.

8

The Company’s contracts with customers include variable consideration including customer rebates and quick pay discounts. The Company estimates variable consideration, which it does not consider to be constrained, using either the most likely amount or expected value methods depending on the type of variable consideration.

The Company only provides refunds for products that are damaged during delivery to the customer. However, instances of refunds are rare and have not historically had a material impact on the Company’s results of operations. Finally, Yerbaé has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the entity from a customer.

In addition to variable consideration, the Company also provides payments to certain customers for slotting fees. In accordance with the guidance in ASC 606-10-32, the Company determined that the payment is not in exchange for a distinct good or service and it is therefore recognized as a reduction to the transaction price. As the slotting fee payment covers the life of the contract with a customer, the initial payment is recognized as an asset and is amortized as a reduction to revenue on a rational and reasonable basis over the estimated life of the contract.

Costs to Obtain a Contract with a Customer

The Company does not recognize any assets related to either costs to obtain or fulfil a contract with a customer. We incur certain delivery costs prior to transferring control of Yerbaé product to our customers (i.e. outbound freight). In accordance with the guidance in ASC 606-10-25, those costs are recognized as a fulfilment cost as they are provided prior to transferring control of the Yerbaé product to our customer (i.e. akin to shipping and handling). Further, the costs are classified in general and administrative within the unaudited condensed interim consolidated statement of operations.

NOTE 4 - REVERSE RECAPITALIZATION

On February 8, 2023, Yerbaé completed the Transaction with Yerbaé USA by way of a reverse merger conducted pursuant to: (i) the provisions of the Delaware General Corporations Law (“DGCL”) in which Merger Sub merged with and into Yerbaé USA, and (ii) a plan of arrangement conducted pursuant to the provisions of the BCBCA, which resulted in the amalgamation of Kona Bay with FinCo. In connection with the Closing, Yerbaé (formerly, Kona Bay Technologies Inc.) consolidated its issued and outstanding common shares (each, a “Common Share”) on the basis of 5.8 pre-consolidation Common Shares for each one post-consolidation Common Share and changed its name from “Kona Bay Technologies Inc.” to “Yerbaé Brands Corp.”. In accounting for the Transaction, the Company determined that Kona Bay was a shell company (as that term has been defined in Rule 405 of the United States Securities Act of 1933) as prior to the merger they had no operations and assets consisting solely of cash and cash equivalents. Thus, pursuant to section 12100 of the United States Securities and Exchange Commission’s (“SEC”) financial reporting manual, the Company concluded that: (1) the Transaction should be accounted for as “a reverse takeover equivalent to the issuance of Common Shares by the Company for the net monetary assets of Kona Bay”; and (2) the Company should be considered the accounting acquirer/legal acquiree in the Transaction. As the Company concluded that Yerbaé USA was the accounting acquirer/legal acquiree in the transaction, the historical results of the combined company (prior the merger) represent the historical results of Yerbaé USA.

The recognition and measurement for the acquisition of Kona Bay, was analogized to the guidance in ASC 805-40 Reverse Acquisitions which requires that the accounting acquirer measure the fair value of the consideration transferred based on the number of common shares the legal target would have had to issue in order to retain a specified ownership in the combined Company (the “deemed issuance”). Yerbaé intended to retain and 85% ownership interest in the combined company, and therefore, based on 30.2 million shares outstanding immediately prior to the merger, would have had to issue approximately 5.3 million shares to the owners of the legal parent (to retain an 85% ownership). In addition, based on an equity financing by the Company which occurred immediately before the transaction, the Company determined that the common shares had a fair value of $1.23 per share. This resulted in the determination of the fair value of the consideration transferred in the transaction was approximately $6.5 million (5.2 million shares x $1.23 per Common Share) and that of the $6.5 million transferred approximately $0.6 million should be allocated to the cash acquired from Kona Bay (i.e., the “net assets” acquired) and the remaining $5.9 million should be recognized as a charge to equity as follows:

Allocation Table
($ in millions)
Fair value of consideration paid	$6.5
Net assets acquired (cash)	(0.6)
Charge to additional paid in capital	$5.9

9

In addition, the Company presented the acquisition of Kona Bay as a “recapitalization” line item in our statement of changes in shareholders equity reflecting: (1) the number of Kona Bay’s outstanding common shares immediately prior to the transaction; and (2) the approximately $6.5 million in fair value of consideration transferred (calculated pursuant to the paragraph above). Further, while the guidance in ASC 805-40 also requires a revision to historical equity (of the combined company) to reflect the legal capital of the legal acquirer, the Company concluded that this was not required in our scenario as the conversion ratio, which reflects the number of common shares issued by the legal acquirer to effectuate the transaction compared to the number of common shares in the capital of Yerbaé outstanding immediately prior to the transaction, was 1:1.

NOTE 5 - INVENTORY

Inventory consists of the following for the fiscal periods presented:

	September 30, 2024	December 31, 2023

Raw material	$151,550	$54,954
Finished goods	576,621	908,433
Reserve for shrinkage	(2,928)	(1,099)
TOTAL	$725,243	$962,288

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and consist primarily of vehicles. Depreciation is computed on a straight-line method over an estimated useful life of the asset of approximately five years.

	September 30, 2024	December 31, 2023
Vehicles, gross	$74,036	$109,915
Vehicles, accumulated depreciation	(43,907)	(49,462)
Vehicles, net	$30,129	$60,453

Depreciation expense totalled $3,479 and $6,732 for the three months ended September 30, 2024 and 2023, respectively. Depreciation expense totalled $13,246 and $29,083 for the nine months ended September 30, 2024 and 2023, respectively, and is recorded in General and Administrative in the unaudited condensed interim consolidated statement of operations.

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NOTE 7 – ACCRUED EXPENSES

Accrued expenses consist of the following as of the following dates:

	September 30, 2024	December 31, 2023
Payroll and related costs	$238,312	$358,154
Credit card expenses	494,715	259,144
Interest	281,839	133,353
Other accrued expenses	145,410	89,775
TOTAL	$1,160,276	$840,426

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NOTE 8 – NOTES PAYABLE

Notes payable consisted of the following:

	September 30, 2024	December 31, 2023

Convertible notes payable to multiple investors in the amount of $3,802,000 in total. The loans mature during April 2025 and have a stated interest rate of 6.00%	2,734,936	2,196,302
Various notes payable in monthly instalments ranging from $543 to $652, including interest ranging from 2.90% to 5.49%, due October 2026. The notes are secured by vehicles.	30,968	60,914
Short term note payable due to Amazon Lending originated December 26, 2023 maturing December 26, 2024 at an interest rate of 14.49%, secured by inventories.	$36,937	$317,000
Note payable to MaximCash Solutions for $750,000 with an original issue discount of $97,500. The loan matures on July 5, 2025 and has an effective interest rate of 42%	584,801	-
Note payable to an unrelated third party for $540,000 with an original issue discount of $40,000. The loan matures on August 16, 2025 and has an effective interest rate of 8%	500,000	-
Note payable to an unrelated third party for $60,000 with an original issue discount of $10,000. The loan matures on February 26, 2025 and has an effective interest rate of 8.3%	51,667	-
Note payable to an unrelated third party for $230,000. The loan agreement includes a payment rate of 15% of the Company’s weekly sales plus an additional $30,000 fee.	159,137	-
Related party note payable to a director of the Company for $330,000 with an original issue discount of $30,000. The loan matures on June 15, 2025 and has an effective interest rate of 10%	307,500	-
Related party note payable to a director of the Company for $24,000 with an original issue discount of $4,000. The loan matures on June 15, 2025 and has an effective interest rate of 10%	20,667	-
Total notes payable	4,426,613	2,574,216
Less current maturities	(4,411,129)	(340,178)
Total notes payable, non-current portion	$15,484	$2,234,038

Loans Issued Prior to 2024

Convertible Notes

On April 13, 2023, Yerbaé closed the first tranche (the “First Tranche”) of its brokered debenture unit (each, a “Debenture Unit”) offering which consisted of 1,650 Debenture Units for gross proceeds of $1,650,000. On May 5, 2023, Yerbaé closed the second tranche (the “Second Tranche”) pursuant to which it issued an additional 2,152 Debenture Units for gross proceeds of $2,152,000, and for aggregate gross proceeds, together with the closing of the First Tranche, of $3,802,000.

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Each Debenture Unit consisted of: (i) one (1) convertible debenture (each, a “Debenture”) in the principal amount of $1,000; and (ii) 714 share purchase warrants. The Debentures mature on April 30, 2025 (the “Maturity Date”), and bear interest at a rate of 6.0% per annum, payable on the earlier of the Maturity Date or the date of conversion of the Debentures. The interest will be payable in Common Shares to be determined at the Market Price (as that term is defined in the Policies of the TSXV). The principal amount of the Debentures will be convertible at the holder’s option into Common Shares at any time prior to the close of business on the earlier of: (i) the last business day immediately preceding the Maturity Date, and (ii) the date fixed for redemption in the case of a change of control, at a conversion price of $1.40 per Common Share, subject to adjustment in certain customary events. Each warrant entitles the holder thereof to acquire one Common Share at a price per Common Share of $1.70 at any time prior to the Maturity Date, subject to an acceleration right whereby, if, in the event the Common Shares have a daily volume weighted average trading price on the TSXV (or such other recognized North American securities exchange) of $3.00 or greater per Common Share for any ten (10) consecutive trading day period at any time after the date that is four (4) months following the issuance of the warrants, Yerbaé may accelerate the expiry of the warrants by giving notice to the holders by disseminating a news release advising of the acceleration) and, in such case, the warrants will be deemed to have expired on the day which is thirty (30) days after the date of such notice.

In accounting for the Debentures, the Company concluded the conversion option should not be bi-furcated from the debt host as it was considered indexed to the company’s stock in accordance with ASC 815-40. Further, the Company also concluded that the detachable warrants should be classified in equity as they: (1) were not within the scope of ASC 480-10; and (2) should be considered indexed to the Company’s Common Shares. In accordance with ASC 470-20, the Company recognized both the Debentures and detachable warrants at their relative fair values. This resulted in the recognition of a debt discount that is being amortized to interest expense over the life of the Debenture Units. During the three and nine months ended September 30, 2024, the Company recorded accretion expense of $190,270 and $538,634, respectively. The remaining unamortized debt discount balance as of September 30, 2024 was $542,063. Further, the remaining balance of the convertible debentures as of September 30, 2024 and December 31, 2023 was $2,734,936 and $2,196,302, respectively.

Motor Vehicle Loan

During 2023, the Company entered into various notes payable related to vehicles with monthly instalments ranging from $543 to $652, including interest ranging from 2.90% to 5.49%, due October 2026. The notes are secured by vehicles. There were no changes to the terms of these loans. All changes were a result of repayment.

Amazon Lending

During 2023, the Company entered into a financing arrangement with Amazon Lending, maturing December 26, 2024 at an interest rate of 14.49%, secured by inventories. There were no changes to the terms of these loans. All changes were a result of repayment.

Ampla and Oxford Financing

On May 16, 2023, Yerbaé replaced their finance provider Ampla LLC (“Ampla”) and secured a new accounts receivable and inventory of $2,500,000 with Oxford Commercial Finance, a Michigan banking corporation, through its Delaware subsidiary Yerbaé LLC. The Company can draw down funds as needed, and only pay interest on the amount borrowed. The debt facility was secured by a security interest in all assets of Yerbaé, including a first security interest in Yerbaé’s accounts receivable and inventory. The facility was repaid during 2023.

Loans Issued During the Nine Months Ended September 30, 2024

Unrelated Third-Party Loans

On September 16, 2024, the Company entered into an agreement with a private lender whereby the lender agreed to loan an aggregate of up to $540,000. The loan matures on August 16, 2025. The balance of the loan was $500,000 net of discounts and repayments as of September 30, 2024 and had an effective interest rate of approximately 8.0%.

On August 26, 2024, the Company entered into an agreement with a lender whereby the lender agreed to loan an aggregate of up to $60,000 The loan matures on February 26, 2025. The balance of the loan was $51,667 net of discount and repayments as of September 30, 2024 and had an effective interest rate of approximately 8.3%.

On July 5, 2024, the Company entered into a loan agreement with MaximCash solutions for $750,000. The loan included an origination cost of $22,500. In addition, the Company agreed to issue the lender $75,000 in common stock of the Company for a total discount of $97,500. The loan matures on July 5, 2025. The balance of the loan was $584,801 net of discounts and repayments as of September 30, 2024 and had an effective interest rate of 42%.

During June of 2024, the Company entered into a loan agreement with Parafin for $230,000 and stated fee of $30,000; of which $10,000 was paid during period. This stated fee is treated as an interest and amortized over the term of the loan. The loan agreement includes a payment rate of 15% of the Company’s weekly sales over an 8-month period. The balance of the loan was $159,137, net of discounts and repayments as of September 30, 2024.

Related Party Loans

These loans are described in Note 11.

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NOTE 9 – SHARE CAPITAL

Yerbaé is authorized to issue an unlimited number of Common Shares without par value and 100,000,000 preferred shares (each, a “Preferred Share”) without par value.

For the interim period ended September 30, 2024, and annual period ended December 31, 2023, the Company had the following equity transactions:

On May 19, 2022, Yerbaé (formerly Kona Bay) entered into the Arrangement Agreement with Yerbaé USA, Merger Sub, FinCo, Todd Gibson and Karrie Gibson, with respect to the Transaction. On February 8, 2023, Yerbae completed its Transaction with Yerbaé USA by way of a reverse takeover. conducted pursuant to: (i) the provisions of the DGCL in which Merger Sub merged with and into Yerbaé USA, and (ii) a plan of arrangement conducted pursuant to the provisions of the BCBCA. In connection with the Closing, Yerbaé (formerly, Kona Bay) consolidated its outstanding Common Shares on the basis of 5.8 pre-consolidation Common Shares for each one post-consolidation Common Share prior to the completion of the Amalgamation and changed its name from “Kona Bay Technologies Inc.” to “Yerbaé Brands Corp.”. Total Common Shares issued relating to the reverse takeover that were issued to former Kona Bay shareholders was 8,239,215 Common Shares with a fair value of $7,526,000.

At the time of Closing, an aggregate of 54,493,953 Common Shares were issued and outstanding of which: 35,848,290 Common Shares were issued to the former Yerbaé shareholders (inclusive of an aggregate of 5,631,276 Common Shares issued to former holders of an aggregate of $4,500,000 in convertible promissory notes of Yerbaé USA converted immediately prior to closing of the Transaction), 8,000,000 performance Common Shares (each, a “Performance Share”) were issued with a fair value of $11,360,000 of which $2,433,404 was recognized as a reduction of equity related to the current financing proceeds received and $2,840,000 has been included as deferred offering costs initially, and as of December 31, 2023, the deferred offering costs balance was Nil. The Performance Shares are held in escrow and are to be released upon the completion of certain performance-based incentives related to the listing of the Common Shares on the TSX Venture Exchange (“TSXV”), future equity financings, and certain trailing gross revenue targets, and 2,015,163 Shares were issued to former holders of subscription receipts of FinCo issuable in connection to a concurrent financing of $2,433,404 to the Transaction.

In addition, the 1,087,752 options to purchase shares of common stock (each, a “Yerbaé USA Share”) of Yerbaé USA which were outstanding immediately prior to closing of the Transaction were cancelled and the holders thereof were granted an aggregate of 1,087,752 options to purchase Common Shares (each, an “Option”), 1,754,464 warrants to purchase Yerbaé USA Shares which were outstanding immediately prior to Closing were cancelled and the holders thereof were granted an aggregate of 1,754,464 replacement warrants of Yerbaé, and 2,015,163 warrants to purchase shares of FinCo which were outstanding immediately prior to closing of the Transaction were cancelled and the holders thereof were granted an aggregate of 2,015,163 replacement warrants. 5,631,276 warrants were also issued as part of the conversion of the $4,500,000 convertible promissory notes.

In connection with the closing of the Transaction, the parties paid customary advisory fees to an eligible arm’s length third party finder (the “Finder”), in consideration for the Finder’s services in facilitating the identification, negotiation and implementation of the Transaction which consisted of the issuance of 507,662 Common Shares with a fair value of $720,880, as well as a cash payment of $200,000.

On July 17 2023, Yerbaé announced a non-brokered private placement of units (each, a “Unit”) of the Company at a price of $1.83 per Unit for aggregate gross proceeds of up to $5,000,000 (the “Offering”), with each Unit consisting of one Common Share and one warrant entitling the holder thereof to acquire one additional Common Share at a price per warrant share of $2.15 for a period of 24 months from the date of issuance. On August 18, 2023, Yerbaé closed the initial tranche of the Offering which consisted of the issuance by the Company of 2,219,629 Units for aggregate gross proceeds of $4,061,921. In connection with the closing of the initial tranche, the Company paid eligible finders cash fees of $33,243. On August 31, 2023, Yerbaé closed the second tranche of the Offering which consisted of the issuance by the Company of 225,329 Units for aggregate gross proceeds of $412,352.

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Yerbae entered into an agreement, as amended on June 19, 2023 (the “FORCE Family Agreement”) with FORCE Family Office Inc. (“FORCE”). Under the terms of the FORCE agreement, FORCE will provide certain business development and corporate strategies services to enhance the Company’s growth and market positioning. In consideration for the services to be provided by FORCE, the Company agreed to pay FORCE an aggregate consulting fee of $150,000 payable in Common Shares as to $25,000 in Common Shares on the date that is one month from the date of execution of the FORCE agreement at a deemed price per Common Share equal to the prevailing market price of the Common Shares on the date of such payment and $125,000 in Common Shares on the date of expiration of the six month term at a deemed price per Common Share equal to the prevailing market price of the Common Shares on the date of such payment. Accordingly, on July 21, 2023, the Company issued 11,363 Common Shares to FORCE at a deemed price of $2.20 per Common Share in satisfaction of the initial $25,000 payment.

On November 16, 2023, Yerbaé issued 159,496 Common Shares upon the exercise of 159,496 warrants. On November 24, 2023, Yerbaé issued 66,489 Common Shares at a deemed price of US$1.88 per Common Share to FORCE pursuant to the terms of the FORCE Family Agreement.

On December 29, 2023, Yerbaé granted, effective January 1, 2024, an aggregate of 531,250 Options, 1,666,665 RSUs and 1,002,775 PSUs. Each Option, once vested, is exercisable into one Common Share at a price of $0.96 per Common Share for a period of 7 years. Each RSU representing the right to receive, once vested twelve (12) months from the date of grant, in accordance with corresponding the RSU award agreements, one Common Share. Each PSU represents the right to receive, once vested, in accordance with the correspondence PSU award agreements and achievement of the performance criteria, one Common Share.

During the year ended December 31, 2023, $525,000 in principal amount of Debentures and $14,606 in accrued interest was converted into an aggregate of 375,000 Common Shares. The principal amount was converted using a Common Share price of $1.40 and the accrued interest was converted using a weighted average Common Share price of $1.81.

During the year ending December 31, 2023, the Company received proceeds of $1,040,212 in relation to the exercise of an aggregate of 1,094,968 Warrants at $0.95 per Common Share resulting in the issuance of 1,094,968 Common Shares. At December 31, 2023, there were 58,822,126 common shares issued and outstanding.

On January 16, 2024, the Company issued, in connection with the exercise by one eligible warrant holder (the “Eligible Holder”) who participated in the Company’s warrant exercise incentive program an aggregate of 835,000 Warrants for aggregate proceeds to the Company of $1,002,000, and an aggregate of 835,000 warrants (each, an “Incentive Warrant”) to the Eligible Holder. The Incentive Warrants are exercisable into the same number of common shares of the Company at an exercise price of $1.50 per common share until December 14, 2025, subject to an acceleration provision whereby, if for any thirty (30) consecutive trading days (the “Premium Trading Days”) following the repricing the closing price of the common shares exceeds $2.50 per common share, the Incentive Warrants’ expiry date will be accelerated such that holders will have thirty (30) calendar days to exercise the Incentive Warrants (if they have not first expired in the normal course) (the “Acceleration Clause”). In accordance with the guidance in ASC 815-40-35, the Company determined that the exchange was related to an equity financing (i.e. the inducement of the existing warrants) and therefore recognized the $133,600 excess in fair value of the exchanged instrument over the fair value of the instrument immediately before it was exchanged as an equity issuance cost.

On January 22, 2024, the Company issued, in connection with the exercise by one eligible warrant holder, an aggregate of 263,157 Common Shares for aggregate proceeds to the Company of $249,980.

On January 30, 2024, the Company issued, in connection with the exercise by one eligible warrant holder, an aggregate of 352,941 Common Shares for aggregate proceeds to the Company of $300,000.

On March 12, 2024, the Company issued an aggregate of 1,493,908 Common Shares at a deemed issue price of $0.74 pursuant to the vesting of certain performance share units (each, a “PSU”) and restricted share units (each, a “RSU”), as to 685,867 PSUs and 808,041 RSUs.

On April 8, 2024, the Company issued an aggregate of 1,103,811 common shares and 1,103,811 share purchase warrants pursuant to the exercise and terms of 1,003,468 special warrants originally issued pursuant to the closing of a special warrants offering which closed on December 6, 2023. The proceeds of the special warrants of approximately $1.5 million were received on December 6, 2023 and no proceeds were received upon the exercise of the special warrants.

During the three months ended September 30, 2024, there was a total of 3,208,498 warrants expired unexercised.

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Performance Shares

During the three months ended March 31, 2023, the Company granted an aggregate 5 million Performance Shares to the CEO and COO upon consummation of the Transaction. These Performance Shares are held in escrow and are to be released upon the completion of certain performance-based incentives related to the listing of the Common Shares on the TSX Venture Exchange (“TSXV”), future equity financings, and certain trailing gross revenue targets. As of September 30, 2024, 2.5 million performance shares have been released and the remainder are still in escrow as not all of the performance criteria have been achieved.

During the three months ended March 31, 2023, the Company granted an aggregate 3 million Performance Shares to external parties in connection with the Transaction. One million of these Performance Shares were released upon completion of the Transaction. The remaining two million Performance Shares were subject to escrow until completion, within twelve months of the Listing Date, by the Company of a financing of a minimum aggregate of $7,000,000 (excluding the proceeds from the Concurrent Financing) at a valuation of the Company equal to a minimum of $50,000,000. These performance criteria were met during the year ended December 31, 2023, and, as such, all of the performance shares were released from escrow as of December 31, 2023.

NOTE 10 – LOSS PER SHARE

Basic loss per share is calculated by dividing the net loss by the weighted average number of Common Shares issued during the three and nine months ended September 30, 2024, and 2023. The following table reflects the loss and share data used in the basic loss per share calculations:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Net loss	$(1,479,494)	$(4,141,353)	$(7,032,551)	$(16,673,110)
Basic and diluted weighted average number of Common Shares in issue	61,767,132	56,506,032	61,982,564	54,645,615
Basic and diluted loss per share	$(0.02)	$(0.07)	$(0.11)	$(0.31)

Diluted loss per share did not include the effect of outstanding stock options, PSUs, RSUs, performance shares, warrants and convertible debentures as the effect would be anti-dilutive. The Company excluded the following securities from its computation of diluted shares outstanding, as their effect would have been anti-dilutive:

As At
September 30, 2024
Restricted stock units(1)	1,027,378
Performance share units(1)	595,422
Performance shares	2,500,000
Stock options	2,338,380
Warrants	10,145,484
Convertible debt	2,715,714

(1)	These amounts represent shares granted but not yet issued

NOTE 11 – RELATED PARTIES

On January 30, 2023, the Company entered into a loan agreement with a director of the Company. An aggregate of $100,000 was advanced by the related party pursuant to the loan agreement. The loan was fully repaid during 2023.

On July 1, 2024, the Company entered into a loan agreement with a director of the Company, whereby the director loaned the Company $330,000. The loan matures on June 15, 2025 and had an effective interest rate 10%. The net balance of the loan as of September 30, 2024, was $307,500 which includes accrued interest to the end of the period.

On August 26, 2024, the Company entered into a loan agreement with a director of the Company, whereby the director loaned the Company $24,000 with an effective rate of 8.3%. The loan matures on February 26, 2024. The net balance of the loan as of September 30, 2024, was $20,667 net of discount and repayments.

NOTE 12 - INCOME TAXES

The Company recognized pre-tax accounting losses for the three and nine months ended September 30, 2024 and 2023. As of September 30, 2024, any deferred tax assets, which have been recognized primarily as a result of loss carry forwards, have been fully offset by a valuation allowance. As such, for both the three and nine months ended September 30, 2024 and September 30, 2023, there were no significant variations in the relationship between income tax expense and pretax accounting income.

NOTE 13 - COST OF SALES

Cost of sales is primarily comprised of materials, including in-bound freight, and rent related to the Company’s manufacturing facilities. The breakdown for the items within costs of sales was the following for the periods presented:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Materials	$558,360	$1,378,422	$1,972,902	$4,854,156
Warehouse rent (non-lease)	41,485	39,181	149,414	113,902
Cost of goods sold	$599,845	$1,417,603	$2,122,316	$4,968,058

NOTE 14 – GENERAL AND ADMINISTRATIVE

General and administrative consisted of the following expenses during the periods presented:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Share-based compensation	$198,784	$733,686	$1,734,941	$1,694,970
Outbound freight	442,380	575,560	1,333,707	1,956,911
Employee benefits	471,508	756,147	1,788,796	2,272,388
Professional fees	420,757	1,030,786	1,314,551	2,197,653
Office expenses	222,801	254,353	838,652	889,376
Performance shares granted upon consummation of RTO	-	-	-	6,086,596
Other	36,193	238,782	458,942	637,320
Total general and administrative expenses	$1,792,423	$3,589,314	$7,469,589	$15,735,214

NOTE 15 - COMMITMENTS & CONTINGENCIES

Litigation

During the ordinary course of the Company’s business, it is subject to various claims and litigation. Management believes that the outcome of such claims or litigation will not have a material adverse effect on the Company’s unaudited condensed interim consolidated financial position, results of operations or cash flow.

Commitments

The Company has unconditional purchase obligations for certain raw materials, such as ingredients and bottles. However, none of the contracts related to the purchase obligations are entered into for a period greater than one year.

NOTE 16 - SUBSEQUENT EVENTS

As discussed in Note 9, the Company entered into a loan agreement with MaximCash Solutions during July of 2024 to borrow $750,000. In consideration for the loan, the Company agreed to issue $75,000 of shares to the lender at $0.35 per share, or 214,285 shares. While the loan was entered into during July, the Company issued the shares upon approval from the TSXV during October of 2024.

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